THIS PAPER DOCUMENT IS BEING SUBMITTED
PURSUANT TO RULE 901 9(d) OF
REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of
1934 (Amendment No. )*


Japan Equity Fund
(Name of Issuer)

Common Stock, Par Value $0.00 per share
(Title of Class of Securities)

471057109
(CUSIP Number)


(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 471057109


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

First Union Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by Each Reporting
Person With


5.
Sole Voting Power            1216634

6.
Shared Voting Power          0

7.
Sole Dispositive Power       1217384

8.
Shared Dispositive Power     0


9.
Aggregate Amount Beneficially Owned by Each Reporting
Person 1217384


10.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (11)
11.26%

12.
Type of Reporting Person (See Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
Japan Equity Fund


(b) Address of Issuer's Principal
Executive Offices c/o Diawa Securities
Trust Co
One Evertrust Plaza
Jersey City,
NJ  07302


Item 2.

(a) Name of
Person Filing
 First Union
 Corporation


(b) Address of Principal Business Office or, if none, Residence
 One First Union Center
 Charlotte, North Carolina 28288-0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $.01 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d2(b) or
c), check whether the person filing is a:

(g)[X ] A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 1217384.

(b)
Percent of class: 11.26%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 1216634.


(ii)
Shared power to vote or to direct the vote 0.


(iii)
Sole power to dispose or to direct the disposition of 1217384.


(iv)
Shared power to dispose or to direct the disposition of 0.




Item 5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].


Item 6.
Ownership of More than Five Percent on Behalf of
Another Person. Not Applicable.


Item 7.
Identification and Classification of the Subsidiary
Which Acquired the
Security Being Reported on By the Parent Holding
Company

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under
Item 3(g).  The relevant subsidiaries are Tattersall
Advisory Group, Inc. (IA) and First Union Securities,
Inc. (IA).  Tattersall Advisory Group, Inc. and First
Union Securities, Inc. are investment advisors for mutual funds and other clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients.

Item 8.
Identification and Classification of Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2001
Date

Signature

Karen F. Knudtsen, Vice President & Trust Officer

Name/Title